                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __*)

                     CHAMPIONSHIP AUTO RACING TEAMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   158711101
           ---------------------------------------------------------
                                (CUSIP Number)

                              Gerald R. Forsythe
                           1111 South Willis Avenue
                           Wheeling, Illinois 60090
                                (847) 541-8300
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:
                             Robert A. McWilliams
                               Freeborn & Peters
                      311 South Wacker Drive, Suite 3000
                         Chicago, Illinois 60606-2118
                                (312) 360-6000

                                April 18, 2000
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 158711101  13D
================================================================================
(1)                       NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          GERALD R. FORSYTHE
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(2)            CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
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                                    (7)   SOLE VOTING POWER

                                          513,000
                                    --------------------------------------------
                                    (8)   SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON            450,000
WITH                                --------------------------------------------
                                    (9)   SOLE DISPOSITIVE POWER

                                          513,000
                                    --------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          450,000
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          963,000

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.17%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================

================================================================================
CUSIP No. 158711101  13D
================================================================================
(1)               NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          FORSYTHE RACING, INC.
--------------------------------------------------------------------------------
(2)               CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS):
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
(3)               SEC USE ONLY

--------------------------------------------------------------------------------
(4)               SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
(5)               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
(6)               CITIZENSHIP OR PLACE OF ORGANIZATION

          ILLINOIS
--------------------------------------------------------------------------------
                                    (7)    SOLE VOTING POWER

                                           450,000
                                    --------------------------------------------
                                    (8)  SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH                                --------------------------------------------
                                    (9)  SOLE DISPOSITIVE POWER

                                         450,000
                                    --------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       450,000
--------------------------------------------------------------------------------
(12)              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                             [ ]
--------------------------------------------------------------------------------
(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.89%
--------------------------------------------------------------------------------
(14)              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
================================================================================

                                 SCHEDULE 13D
                      FILED PURSUANT TO RULE 13d-1 OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.   Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock par value $0.01 per share (the "Common Stock") of Championship Auto Racing Teams, Inc., a Delaware corporation (referred to herein as "CART") which has its principal executive offices at 755 West Big Beaver Road, Suite 800, Troy, Michigan, 48084.

Item 2.   Identity and Background.

     This Statement is filed by Gerald R. Forsythe ("Mr. Forsythe") and Forsythe Racing, Inc. ("Forsythe Racing"), collectively referred to herein as the ("Reporting Persons"), with respect to shares of Common Stock of CART which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934 as amended (the "Act"). The shares of Common Stock of CART reported herein are owned separately by each of the Reporting Persons.

     Mr. Forsythe's business address is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe's principal occupation is Chairman and CEO of Indeck Power Equipment Company and Chairman and CEO of Indeck Energy Services, Inc. Mr. Forsythe also serves as Chairman and CEO of Forsythe Racing. Mr. Forsythe also serves on the board of directors of CART.

     None of the Reporting Persons has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Forsythe is a citizen of the United States. Forsythe Racing is an Illinois corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons used their own funds or working capital to make the purchases of shares of Common Stock of CART reported herein as follows:

     Mr. Forsythe     $10,455,413
     Forsythe Racing     $939,877

     The total amount of funds used by the Reporting Persons to purchase the 563,000 shares reported herein in Item 5c (the "Shares") of Common Stock was $11,395,290 (including broker commissions) some of which was derived from margin borrowings from the Reporting Persons' investment accounts at Prudential Securities and Morgan Stanley Dean Witter. Some of the shares are pledged in accordance with standard margin agreements with such brokers.

Item 4.   Purpose of the Transaction.

     The Reporting Persons have acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of the Company's underlying businesses and assets.

     None of the Reporting Persons presently has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present management of the Company, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to those enumerated in the foregoing clauses (a) through (i).

     However, as substantial shareholders of the Company, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock owned by the Reporting Persons, including changes to the composition of the Company's board of directors and/or management and extraordinary transactions involving the Company. In addition, depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, any of the Reporting Persons may purchase additional shares of Common Stock or rights to purchase additional shares of Common Stock in the open market, in privately negotiated transactions or by any other permissible means and, based on such factors, any of the Reporting Persons may dispose of any or all of the shares of Common Stock to which this Statement relates or any other shares of Common Stock that they may hereafter acquire.

     In addition, the Reporting Persons may encourage the Company to explore strategic alternatives to increase shareholder value and, depending on the Company's response, may consider pursuing such alternatives on their own or with third parties. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own an aggregate of 963,000 shares of Common Stock, representing approximately 6.17% of the outstanding shares of Common Stock (based on 15,586,568 shares outstanding as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 1999).

     (b) Mr. Forsythe has the sole power to vote and dispose of 513,000 shares of Common Stock owned by him personally. Forsythe Racing owns directly 450,000 shares and has the power to vote and dispose of the shares. Mr. Forsythe is Chairman, CEO and owner of 100% of the equity of Forsythe Racing. As a result, Mr. Forsythe may be deemed to indirectly own such shares.

     (c) The Reporting Persons have effected the following purchases of CART Common Stock over the past 60 days. Such transactions were effected in open market transactions.

         Purchaser        Date         Shares            Price Per Share
         ---------        ----         ------            ---------------
Gerald R. Forsythe      04/19/00       50,000                 19.4650
Forsythe Racing         04/18/00       49,000                 18.7500
                                        1,000                 18.6250
Gerald R. Forsythe      04/18/00      100,000                 18.5000
                                       50,000                 18.7500
Gerald R. Forsythe      04/12/00       20,000                 19.8750
Gerald R. Forsythe      04/11/00       50,000                 20.8750
Gerald R. Forsythe      04/07/00       40,000                 21.2500
Gerald R. Forsythe      04/06/00       20,000                 21.2500
                                       20,000                 21.5000
                                       16,100                 21.2500
                                       20,000                 21.2500
                                        2,000                 21.2500
Gerald R. Forsythe      04/05/00        1,000                 21.6250
                                        2,000                 21.5000
                                        5,000                 21.7500
Gerald R. Forsythe      03/31/00       10,000                 22.5000
                                       10,000                 22.5319
                                       10,000                 22.5000
                                       10,000                 22.4650
                                        3,000                 22.0000
                                        1,000                 22.3750
Gerald R. Forsythe      03/30/00        5,000                 22.7500
                                        9,000                 22.6250
                                        5,000                 22.5000
Gerald R. Forsythe      03/16/00       10,000                 20.4375

         Purchaser        Date         Shares            Price Per Share
         ---------        ----         ------            ---------------
Gerald R. Forsythe      03/15/00       1,500                 19.8750
Gerald R. Forsythe      03/14/00       2,400                 19.7188
Gerald R. Forsythe      03/10/00      10,000                 21.0000
Gerald R. Forsythe      03/09/00      10,000                 20.3813
Gerald R. Forsythe      03/08/00       1,000                 20.9375
                                       4,500                 20.7500
                                       4,000                 20.8125
                                         500                 20.6875
Gerald R. Forsythe      03/07/00      10,000                 20.7500


     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Certain of the shares purchased by the Reporting Persons have been acquired on margin through investment accounts established with Prudential Securities and Morgan Stanley Dean Witter. Such arrangements include standard default provisions.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1 Agreement of Joint Filing among the Reporting Persons dated April 27, 2000

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 27, 2000


                                        /s/ Gerald R. Forsythe
                                     ----------------------------------------
                                     Gerald R. Forsythe


                                     FORSYTHE RACING, INC.

                                        /s/ Gerald R. Forsythe
                                     ----------------------------------------
                                     By: Gerald R. Forsythe, Chairman and CEO

                                 EXHIBIT INDEX

Exhibit                                Description
-------                                -----------

7.1            Agreement of Joint Filing among the Reporting Persons dated
               April 27, 2000